SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.#     )

TRIBUNE PUBLISHING COMPANY

(Name of Issuer)

Common

(Title of Class of Securities)

89609W107

(CUSIP Number)

Danielle Price Holland & Knight LLP 701 Brickell Avenue, Suite 3300 Miami, FL 33131

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89609W107	Page 1 of 6 Pages

1	Name of Reporting Person I.R.S. IDENTIFICATION No. (Entities Only) Mason P. Slaine Revocable Trust 02238 3942
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required ☐ Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Florida
Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,494,740
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,494,740
11	Aggregate Amount Beneficially Owned by each Reporting Person 2,494,740
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) (1) 6.9%
14	Type of Reporting Person OO

(1) Based on information contained in the Annual Report on Form 10-K filed with the SEC by the Issuer on March 11, 2020 that there are 36,260,680 shares of Common Stock outstanding as of March 6, 2020.

CUSIP No. 89609W107	Page 2 of 6

1	Name of Reporting Person Mason P. Slaine
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required ☐ Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization USA
Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,494,740
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,494,740
11	Aggregate Amount Beneficially Owned by each Reporting Person 2,494,740
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) (1) 6.9%
14	Type of Reporting Person IN

(1) Based on information contained in the Annual Report on Form 10-K filed with the SEC by the Issuer on March 11, 2020 that there are 36,260,680 shares of Common Stock outstanding as of March 6, 2020.

CUSIP No. 89609W107-	Page 3 of 6

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Shares”) of Tribune Publishing Company, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 160 N. Stetson Avenue, Chicago, Illinois 60601.

Item 2. Identity and Background.

(a) This Statement on Schedule 13D is being filed by the Mason P. Slaine Revocable Trust, a trust organized in Florida (the “MPS Revocable Trust”), and Mason P. Slaine (“MPS” and together with the MPS Revocable Trust, the “Reporting Persons”).

(b) The address of the principal office for each of the Reporting Persons is 850 Lake Drive, Boca Raton, Florida 33432.

(c) The principal business of each of the Reporting Persons is investing.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been named as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MPS is a United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares were purchased by the Reporting Persons with personal funds.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Shares based for investment purposes and based on the Reporting Persons’ belief that the Shares represented an attractive investment opportunity.

The Reporting Persons intend to request that the Board of Directors of the Issuer approve the divestiture of its subsidiary, BestReviews LLC (“BestReviews”), after exercising the Reporting Persons’ option to acquire the minority interest in the business. BestReviews is an on-line e-commerce business that, in the Reporting Persons’ opinion, is fast growing and highly profitable. Based upon information and belief, the Reporting Persons believe the sale of BestReviews would generate $200-250 million in cash proceeds for the Issuer.

Upon the completion of such sale, the Reporting Persons believe that the Issuer should use the proceeds, along with its excess cash, to issue a $10 per share special dividend to its shareholders. Alternatively, the Reporting Persons believe that the Issuer could use bank debt (the Issuer currently has no financial debt) along with its excess cash to issue the $10 special dividend.

The Reporting Persons intend to continuously review the Issuer's business affairs, general industry and economic conditions and capital needs. Based on such review, the Reporting Persons may, from time to time, determine to increase or decrease the Reporting Persons’ ownership of the Issuer's Shares, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 89609W107-	Page 4 of 6

Item 5. Interest in Securities of the Issuer.

(a)       Pursuant to the most recently filed Annual Report on Form 10-K filed with the SEC by the Issuer on March 11, 2020, the Issuer had 36,260,680 Shares outstanding, The MPS Revocable Trust is the owner of 2,494,740 Shares or 6.9% of the total number of outstanding Shares. MPS, as the sole trustee of the MPS Revocable Trust, may be deemed the beneficial owner of 2,494,740 Shares held directly by the MPS Revocable Trust as record owner.

(b)       Each of the Reporting Persons has shared power to vote and dispose of 2,494,740 Shares reported on this Schedule 13D.

(c)       The transactions in the Issuer's Shares effected during the past 60 days includes broker sales set forth below:

Date	Amount	Price ($)
03/17/2020	92,975	6.1452
03/16/2020	340,331.00	7.0022
03/12/2020	100,000.00	7.7857
03/12/2020	100,000.00	7.8481
03/12/2020	99,200.00	8.1839
03/12/2020	800.00	7.9634
03/11/2020	100,000.00	8.8492
03/10/2020	8,614.00	9.3488
03/09/2020	400,000.00	9.5376
03/06/2020	18,263.00	9.9998
03/05/2020	2,499.00	10.0000
03/05/2020	100,000.00	10.2407
03/04/2020	29,505.00	10.7465
03/03/2020	25,000.00	10.6600
03/03/2020	22,629.00	10.7496
03/02/2020	8,334.00	10.9998
02/28/2020	20,708.00	11.1871
02/27/2020	12,251.00	11.7439
02/26/2020	26,500.00	12.2885
02/14/2020	19,636.00	12.4887
02/13/2020	25,000.00	12.4965
02/07/2020	6,447.00	12.4782
02/06/2020	8,447.00	12.4918
02/05/2020	9,385.00	12.4834
02/03/2020	7,817.00	12.5467

Except as described in this Schedule 13D, there have been no other transactions in the Issuer's Shares effected by the Reporting Persons during the last 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Shares beneficially owned by the Reporting Persons.

CUSIP No. 89609W107-	Page 5 of 6

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the Issuer's securities.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement dated March 17, 2020.

CUSIP No. 89609W107	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 17, 2020

Mason P. Slaine Revocable Trust
By: /s/ Mason P. Slaine
Name: Mason P. Slaine Title: Trustee

Mason P. Slaine
By: /s/ Mason P. Slaine
Name: Mason P. Slaine

Exhibits:

Exhibit A- Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Tribune Publishing Company and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Joint Filing Agreement to be executed on their behalf this 17th day of March, 2020.

Mason P. Slaine Revocable Trust
By: /s/ Mason P. Slaine
Name: Mason P. Slaine Title: Trustee

Mason P. Slaine
By: /s/ Mason P. Slaine
Name: Mason P. Slaine